For immediate release

Evan Fitzmaurice, Investor Relations, 214-968-8238


       CYRIX CORPORATION ANNOUNCES $110 MILLION CONVERTIBLE NOTES OFFERING

Richardson, Texas--May 22, 1996--Cyrix Corporation (NASDAQ: CYRX) announced today that it proposes to offer a new issue of $110 million of 5.5 percent Convertible Subordinated Notes due June 1, 2001 (the "Notes").

     Such Notes will be convertible into Cyrix common stock, at the option of the holder, at a conversion price of $39.75 per share. The Company may also issue up to an additional $16.5 million of Notes to cover over-allotments made in connection with such offering.

     The Company intends to use approximately $68 million of the proceeds from the sale of the Notes to repay outstanding amounts, including prepayment fees, under its equipment financing agreements with IBM Credit Corporation and General Electric Capital Corporation. The remainder of the proceeds will be used for working capital and other general corporate purposes. Neither the Notes nor the common stock issuable upon the conversion thereof will be registered under the Securities Act of 1933 nor may they be offered or sold in the United States except pursuant to an applicable exemption from the Securities Act registration requirements.

     This  press  release  shall  not   constitute  an  offer  to  sell  or  the
solicitation of an offer to buy the Notes.

     This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

     Cyrix Corporation, headquartered in Richardson, Texas, is a leading supplier of high-performance processors to the personal computer industry. Founded in 1988, the Company designs, manufactures and markets innovative, x86 software-compatible processors for the desktop and mobile computer markets.

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